

December 19, 2012

<u>Via E-mail</u>
Dennis Cullison
President and Director
U.S. Rare Earth Minerals, Inc.
6430 Medical Center Street Suite 230
Las Vegas, NV 89148

> **Re: U.S. Rare Earth Minerals, Inc.**
> **Form 8-K**
> **Filed November 21, 2012**
> **File No. 001-35027**

Dear Mr. Cullison:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please amend your Form 8-K to include all of the disclosures required by Item 4.02 of Form 8-K. In your amended Form 8-K, disclose:

   - the date your board of directors, a committee of the board of directors or your officers concluded the financial statements for the quarter ended March 31, 2011, for the quarter ended June 30, 2011, for the quarter ended September 30, 2011, for the year ended December 31, 2011, and for the quarter ended March 31, 2012 could no longer be relied upon; and

   - whether the audit committee or Board of Directors in absence of the audit committee discussed this restatement with your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dennis Cullison
U.S. Rare Earth Minerals, Inc.
December 19, 2012
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be directed to the undersigned at (202) 551-3308.

Sincerely,

/s/ Patrick Kuhn

Patrick Kuhn
Staff Accountant